SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240-d-2(a)

CHINA SECURITY & SURVEILLANCE TECHNOLOGY, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

16942J105

(CUSIP Number)

Tu Guo Shen

13/F, Shenzhen Special Zone Press Tower, Shennan Road

Futian, Shenzhen, China, 518034

(86) 755-8351-0888

copies to:

Louis A. Bevilacqua

Thelen Reid Brown Raysman & Steiner LLP

701 Eighth Street, NW
Washington, DC 20001
(202) 508-4000
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 11, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 11 Pages)

CUSIP No. 16942J105	13D	Page 2 of 11 Pages

1.	NAMES OF REPORTING PERSONS WHITEHORSE TECHNOLOGY LIMITED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ x ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO, SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) [__]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION BRITISH VIRGIN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 11,000,000 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 11,000,000 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,000,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [__]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.9% (2)
14.	TYPE OF REPORTING PERSON OO (3)

(1) Whitehorse Technology Limited (“Whitehorse”) has shared voting and dispositive power over these shares with its sole shareholder, Mr. Tu Guo Shen (“Mr. Tu”).  Ms. Li Zhi Qun , Mr. Tu’s spouse, does not have any beneficial ownership interest for purposes of Rule 13d-3(d)(1) promulgated under the Exchange Act.

(2) Based on 42,391,866 shares of common stock outstanding as of December 19, 2007, as reported in the Issuer’s Definitive Proxy on Schedule 14A filed with the SEC on December 31, 2007. Beneficial ownership for purposes of this Statement have been computed in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act.

(3) Whitehorse is a company organized and existing under the laws of the British Virgin Islands.

(Page 2 of 11 Pages)

CUSIP No. 16942J105	13D	Page 3 of 11 Pages

1.	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TU GUO SHEN
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ x ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO, SC, PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) [__]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION PEOPLE’S REPUBLIC OF CHINA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 175,000
	8.	SHARED VOTING POWER 11,000,000 (1)
	9.	SOLE DISPOSITIVE POWER 175,000
	10.	SHARED DISPOSITIVE POWER 11,000,000 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,812,500 (2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [__]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.6% (3)
14.	TYPE OF REPORTING PERSON IN

(1) Mr. Tu Guo Shen (“Mr. Tu”) is deemed to be the beneficial owner of the 11,000,000 shares directly owned by Whitehorse Technology Limited (“Whitehorse”) pursuant to Rule 13d-3 of the Exchange Act and has shared voting and dispositive power over these shares with Whitehorse.  Mr. Tu is the sole shareholder of Whitehorse.

(2) Includes 2,637,500 shares directly owned by Ms. Li Zhi Qun, Mr. Tu’s spouse.  Mr. Tu expressly disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(3) Based on 42,391,866 shares of common stock outstanding as of December 19, 2007, as reported in the Issuer’s Definitive Proxy on Schedule 14A filed with the SEC on December 31, 2007. Beneficial ownership for purposes of this Statement have been computed in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act.

(Page 3 of 11 Pages)

CUSIP No. 16942J105	13D	Page 4 of 11 Pages

1.	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) LI ZHI QUN
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ x ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO, SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) [__]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION PEOPLE’S REPUBLIC OF CHINA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,637,500
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 2,637,500
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,812,500 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [__]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6% (2)
14.	TYPE OF REPORTING PERSON IN

(1) Includes 175,000 shares directly owned by Mr. Tu Guo Shen, Ms. Li Zhi Qun’s spouse.  Ms. Li expressly disclaims beneficial ownership of these shares except to the extent of her pecuniary interest therein.

(2) Based on 42,391,866 shares of common stock outstanding as of December 19, 2007, as reported in the Issuer’s Definitive Proxy on Schedule 14A filed with the SEC on December 31, 2007. Beneficial ownership for purposes of this Statement have been computed in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act.

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CUSIP No. 16942J105	13D	Page 4 of 11 Pages

Explanatory Note

The Schedule 13D being filed hereby shall address certain events required to be reported by the Reporting Persons, Mr. Tu Guo Shen , Ms. Li Zhi Qun and Whitehorse Technology Limited, a British Virgin Islands company, pursuant to the requirements of the Securities and Exchange Act of 1934, as amended.  The following statement shall cover reportable events from the period September 30, 2006 to January 11, 2008.

Item 1.  Security and Issuer.

The class of equity securities to which this statement (the “Statement”) relates is the common stock, par value $0.0001 per share (the “Common Stock”).  The name of the issuer is China Security & Surveillance Technology, Inc., a Delaware corporation (the “Issuer”), which has its principal executive offices at 13/F, Shenzhen Special Zone Press Tower, Shennan Road, Futian District, Shenzhen, China 518034.

Item 2.  Identity and Background.

(a)

The persons filing this Statement are Whitehorse Technology Limited, a British Virgin Islands company (“Whitehorse”), Mr. Tu Guo Shen , a natural person (“Mr. Tu”), and Ms. Li Zhi Qun, a natural person (“Ms. Li,” and together with Whitehorse and Mr. Tu, the “Reporting Persons”).

(b)

The business address of each of the Reporting Persons is 13/F, Shenzhen Special Zone Press Tower, Shennan Road, Futian District, Shenzhen, China 518034.

(c)

The principal business of Whitehorse is to hold, transact or otherwise deal in the securities of the Issuer or to finance the Issuer.

The principal occupation of Mr. Tu from September 27, 2005 to January 1, 2008 was President, and Director of the Issuer and its legal predecessor and Chief Executive Officer of the Issuer from January 18, 2007 to the date of this filing.  Effective as of January 1, 2008, Mr. Tu resigned as President of the Issuer.  As of the date of this filing, Mr. Tu retains as his principal occupation his positions as Chief Executive Officer, Chairman and Director of the Issuer.  Additionally, from July 22, 2005 to the date of this filing, Mr. Tu has served as the President, Chief Executive Officer, Principal Financial Officer, Treasurer, Secretary, Sole Director and Sole Shareholder of Whitehorse.

The principal occupation of Ms. Li is Vice-President of Golden Group Corporation (Shenzhen) Limited, a wholly-owned subsidiary of China Safetech Holdings Limited, incorporated under the laws of the People’s Republic of China. China Safetech Holdings Limited is a wholly-owned subsidiary of the Issuer, incorporated under the laws of British Virgin Islands.

(d)-(e)

During the five years preceding September 30, 2006 (the date that the Reporting Persons initially became subject to Schedule 13D reporting requirements as a result of the Merger (as defined in Item 3 below)) and the five years preceding the date of this filing, none of the Reporting Persons has been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Mr. Tu and Ms. Li are both citizens of the People’s Republic of China.

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CUSIP No. 16942J105	13D	Page 5 of 11 Pages

Item 3.  Source and Amount of Funds or Other Consideration.

On September 30, 2006, for the sole purpose of migrating the Issuer from the British Virgin Islands to Delaware, China Security & Surveillance Technology Inc., a British Virgin Islands company ("CSST BVI") and its wholly owned subsidiary, the Issuer, entered into a plan of merger, pursuant to which CSST BVI merged with and into the Issuer, with the Issuer as the surviving corporation (the “Merger”).  As a result of the Merger, Whitehorse was issued a total of 11,000,000 shares of common stock of the Issuer in exchange for shares that it had previously held in CSST BVI and Ms. Li was issued a total of 2,627,500 shares of common stock of the Issuer in exchange for shares that she had previously held in CSST BVI.  As a result of the Merger, each of Whitehorse, Ms. Li and Mr. Tu, the sole owner of Whitehorse and indirect beneficial owner of Whitehorse’s shares of the Issuer, became subject to Schedule 13D reporting requirements under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

In November 2006, the Issuer acquired the security and surveillance business of Jian Golden An Ke Technology Co. Ltd., or “Jian An Ke,” Shenzhen Golden Guangdian Technology Co. Ltd., or “Shenzhen Guangdian,” Shenyang Golden Digital Technology Co. Ltd., or “Shenyang Golden,” and Jiangxi Golden Digital Technology Co. Ltd., or “Jiangxi Golden,” of which the Issuer’s CEO and director Guoshen Tu formerly owned 80%, 60%, 42% and 90%, respectively. These companies are referred to herein as the “Four-Related Companies.” The former minority shareholders of the Four-Related Companies received in aggregate 850,000 shares of the Issuer’s common stock in exchange for the value of the Four-Related Companies, which was determined to be $6,970 by a third party valuation firm. Mr. Tu did not receive any consideration in the Issuer’s acquisition of the Four-Related Companies. However, his wife, Ms. Zhiqun Li, was issued 100,000 of the 850,000 shares for her ownership in Jian An Ke. Simultaneously with the receipt of her shares of the Issuer’s stock, Ms. Li transferred all of the shares she received to employees of the company in which she had an ownership interest. The other minority shareholders of the Four-Related Companies also transferred a portion of the Issuer’s stock they received to employees of the Four-Related Companies and others. The shares transferred to the employees were considered to be performance incentives for services rendered by them prior to the acquisition. Shenzhen Guangdian is engaged in the business of manufacturing and distributing security and surveillance products. The other three companies are engaged in the business of distributing security and surveillance products.

On February 27, 2007, Ms. Li and Mr. Tu directly acquired 10,000 and 30,000 shares of the Issuer’s common stock, respectively, under the Issuer’s 2007 Equity Incentive Plan.  As a result of these grants, Ms. Li indirectly acquired beneficial ownership of 30,000 shares of the issuer’s common stock as the spouse of Mr. Tu and Mr. Tu indirectly acquired 10,000 shares of the Issuer’s common stock as the spouse of Ms. Li.  However, for purposes of Rule 13d-3 promulgated under the Exchange Act and this Statement, Mr. Tu expressly disclaims beneficial ownership of the 10,000 shares acquired by Ms. Li and Ms. Li expressly disclaims beneficial ownership of the 30,000 shares acquired by Mr. Tu.

On October 22, 2007, Mr. Tu directly acquired 100,000 shares of the Issuer’s common stock as a result of a grant under the Issuer's 2007 Equity Incentive Plan.  Ms. Li indirectly acquired beneficial ownership of such stock as the spouse of Mr. Tu.  However, for purposes of Rule 13d-3 promulgated under the Exchange Act and this Statement, Ms. Li expressly disclaims beneficial ownership of the 100,000 shares acquired by Mr. Tu.

On November 21, 2007, Mr. Tu used personal funds in the amount of $812,313 to purchase 45,000 shares of the Issuer’s common stock in the open market.  Ms. Li indirectly acquired beneficial ownership of such stock as the spouse of Mr. Tu.  However, for purposes of Rule 13d-3 promulgated under the Exchange Act and this Statement, Ms. Li expressly disclaims beneficial ownership of the 45,000 shares acquired by Mr. Tu.

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CUSIP No. 16942J105	13D	Page 6 of 11 Pages

On January 11, 2008, in connection with the issuance and sale of $50,000,000 in aggregate principal amount of notes to a certain purchaser, Whitehorse and Mr. Tu entered into a pledge agreement, pursuant to which they pledged a total of 8,750,000 shares of the Issuer directly and indirectly beneficially owned by Whitehorse and Mr. Tu, respectively (the “Pledge”).  The purpose of the issuance and sale of the notes was to provide capital to Whitehorse that may be later used to acquire securities of the Issuer in the secondary market, to acquire equity securities from the Issuer to permit a future merger transaction or to fund a loan to the Issuer.  No funds were transferred to the Issuer and no shares of the Issuer were issued in this transaction.

Item 4.  Purpose of Transaction.

On September 30, 2006, Whitehorse directly acquired 11,000,000 shares of the issuer’s common stock as a result of the Merger transaction explained above in Item 3 of this Statement for investment purposes.  On that same date, Ms. Li directly acquired 2,627,500 shares of the Issuer’s common stock for investment purposes.  Additionally, on that date, Mr. Tu, as the sole owner of Whitehorse, indirectly acquired beneficial ownership of the 11,000,000 shares of common stock of the Issuer held directly by Whitehorse and indirectly acquired beneficial ownership of the 2,627,500 of the issuer held by Ms. Li as Ms. Li’s spouse.  Mr. Tu, Ms. Li and Whitehorse hold such stock for investment purposes.  For purposes of Rule 13d-3 promulgated under the Exchange Act and this Statement, Mr. Tu expressly disclaims beneficial ownership of the 2,627,500 shares acquired by Ms. Li.

On February 27, 2007, Ms. Li and Mr. Tu directly acquired 10,000 and 30,000 shares of the Issuer’s common stock, respectively, pursuant to the Issuer’s 2007 Equity Incentive Plan.  Mr. Tu and Ms. Li each hold these shares of common stock for investment purposes. As a result of these grants, Ms. Li indirectly acquired beneficial ownership of 30,000 shares of the issuer’s common stock as the spouse of Mr. Tu and Mr. Tu indirectly acquired 10,000 shares of the Issuer’s common stock as the spouse of Ms. Li.  Mr. Tu and Ms. Li each hold these shares of common stock for investment purposes.  However, for purposes of Rule 13d-3 promulgated under the Exchange Act and this Statement, Mr. Tu expressly disclaims beneficial ownership of the 10,000 shares acquired by Ms. Li and Ms. Li expressly disclaims beneficial ownership of the 30,000 shares acquired by Mr. Tu.

On October 22, 2007, Mr. Tu directly acquired 100,000 shares of the Issuer’s common stock as a result of a grant under the Issuer's employee stock plan.  Mr. Tu holds such stock for investment purposes.  Ms. Li indirectly acquired beneficial ownership of such stock as the spouse of Mr. Tu.  Ms. Li holds such stock for investment purposes.  However, for purposes of Rule 13d-3 promulgated under the Exchange Act and this Statement, Ms. Li expressly disclaims beneficial ownership of the 100,000 shares acquired by Mr. Tu.

On November 21, 2007, Mr. Tu directly acquired 45,000 shares of the Issuer’s common stock for investment purposes.  Ms. Li indirectly acquired beneficial ownership of such stock as the spouse of Mr. Tu.  Ms. Li holds such stock for investment purposes.  However, for purposes of Rule 13d-3 promulgated under the Exchange Act and this Statement, Ms. Li expressly disclaims beneficial ownership of the 45,000 shares acquired by Mr. Tu.

On January 11, 2008, in connection with the issuance and sale of $50,000,000 in aggregate principal amount of notes to a certain purchaser, Whitehorse and Mr. Tu entered into a pledge agreement, pursuant to which they pledged a total of 8,750,000 shares of the Issuer directly and indirectly beneficially owned by Whitehorse and Mr. Tu, respectively.  The purpose of the issuance and sale of the notes was to provide capital to Whitehorse that may be later used to acquire securities of the Issuer in the secondary market, to acquire equity securities from the Issuer to permit a future merger transaction or to fund a loan to the Issuer.

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CUSIP No. 16942J105	13D	Page 7 of 11 Pages

As of the dates of the above discussed transactions the Reporting Persons had no plans or proposals which relate to or would result in any of the events enumerated in subparagraphs (a) through (j) of Item 4 of Schedule 13D, except that, in connection with the transaction related to the Pledge discussed above in this Item 4 and in Item 3, the purpose of such transaction was to provide capital to Whitehorse that may be later used to acquire securities of the Issuer in the secondary market, to acquire equity securities from the Issuer to permit a future merger transaction or to fund a loan to the Issuer.

Item 5.  Interest in Securities of the Issuer.

(a)

For purposes of Rule 13d-3 promulgated under the Exchange Act, Whitehorse beneficially owns 11,000,000 shares of the Issuer’s common stock, representing 25.9% of the outstanding shares of the Issuer’s common stock (based on 42,391,866 shares of common stock outstanding as of December 19, 2007, as reported in the Issuer’s Definitive Proxy on Schedule 14A filed with the SEC on December 31, 2007).

For purposes of Rule 13d-3 promulgated under the Exchange Act, Mr. Tu beneficially owns 13,812,500 shares of the Issuer’s common stock, representing 32.6% of the outstanding shares of the Issuer’s common stock (based on 42,391,866 shares of common stock outstanding as of December 19, 2007, as reported in the Issuer’s Definitive Proxy on Schedule 14A filed with the SEC on December 31, 2007).  This number includes 2,637,500 shares directly owned by Ms. Li, Mr. Tu’s spouse.  Mr. Tu expressly disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

For purposes of Rule 13d-3 promulgated under the Exchange Act, Ms. Li beneficially owns 2,812,500 shares of the Issuer’s common stock, representing 6.6% of the outstanding shares of the Issuer’s common stock (based on 42,391,866 shares of common stock outstanding as of December 19, 2007, as reported in the Issuer’s Definitive Proxy on Schedule 14A filed with the SEC on December 31, 2007).  This number includes 175,000 shares directly owned by Mr. Tu, Ms. Li’s spouse.  Ms. Li expressly disclaims beneficial ownership of these shares except to the extent of her pecuniary interest therein.

(b)

Whitehorse and Mr. Tu have shared voting and dispositive power over the 11,000,000 shares of the Issuer’s common stock that are directly beneficially owned by Whitehorse.  Mr. Tu is the sole shareholder of Whitehorse.

Mr. Tu has sole voting and dispositive power over 175,000 shares of the Issuer’s common stock.

Ms. Li has sole voting and dispositive power over 2,637,500 shares of the Issuer’s common stock.

(c)

On December 29, 2007, Whitehorse, Mr. Tu and a third party investor that is not affiliated with the Issuer (the “Investor”) entered into a Securities Purchase Agreement, pursuant to which Whitehorse sold to Investor U.S.$50,000,000 in aggregate principal amount of its Exchangeable Senior Notes due 2012, exchangeable into shares of common stock of the issuer (the “Notes”).  The Notes were issued pursuant to an Indenture, dated January 11, 2008, between Whitehorse and DB Trustees (Hong Kong) Limited as trustee (the “Indenture”).  The Notes are exchangeable into the Issuer’s common stock pursuant to the terms and conditions set forth in the Indenture, beginning January 11, 2010.  The Notes are secured by a Pledge and Security Agreement, dated January 11, 2008 between Whitehorse, Mr. Tu (together with Whitehorse, the “Pledgors”) and DB Trustees (Hong Kong) Limited as collateral agent.   In order to secure the Notes, the Pledgors pledged 8,750,000 shares of the Issuer to the collateral agent for the benefit of the holder of the Notes (Investor).  Pursuant to the terms of the Pledge Agreement, the Pledgors may be obligated to pledge additional shares of the Issuer under certain circumstances.

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CUSIP No. 16942J105	13D	Page 8 of 11 Pages

Copies of the Securities Purchase Agreement, the Pledge and Security Agreement, and the Indenture are attached hereto as Exhibits 1, 2, and 3, respectively, and are incorporated herein by reference.

(d)

Pursuant to the terms of the Pledge and Security Agreement dated January 11, 2008 discussed above in (c) of this Item 5, upon an event of default, as therein defined, all rights of the Pledgors to receive the dividends that they would otherwise be authorized to receive and retain in regards to the pledged shares shall become vested in the collateral agent.

(e)

Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On February 7, 2007, the Issuer’s 2007 Equity Incentive Plan was adopted by the Issuer’s Board of Directors, which was thereafter amended and restated on December 19, 2007, to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees, directors and consultants, and to promote the success of the Issuer's business.  The 2007 Equity Incentive Plan provides for grants of stock options, stock appreciation rights, performance units, restricted stock, restricted stock units and performance shares.

On February 16, 2007, the Issuer, certain of the Issuer’s subsidiaries, Citadel Equity Fund Ltd. (“CEF”) and the Reporting Persons entered into an investor rights agreement (the “February 2007 Investor Rights Agreement”) in connection with a note issuance by the Issuer on that date, pursuant to which CEF was entitled, among other things, to designate up to one observer (the “Board Observer”) to participate in the meetings of the Issuer’s board of directors for so long as CEF holds the Minimum Holdings (as such term is defined in the February 2007 Investor Rights Agreement).

On March 29, 2007, CEF, the Issuer, certain of the Issuer’s subsidiaries and the Reporting Persons entered into an amendment to the February 2007 Investor Rights Agreement, which eliminated the provisions granting CEF the right to designate a Board Observer.

On April 24, 2007, the Issuer, its direct and indirect subsidiaries, the Reporting Persons and CEF entered into an Amended and Restated Investor Rights Agreement which amended and restated in its entirety the February 2007 Investors Rights Agreement, as amended on March 29, 2007 (the “April 2007 Restated Investor Rights Agreement”).  Pursuant to the April 2007 Restated Investor Rights Agreement, CEF was granted, among other things and subject to certain conditions, a right of first refusal with respect to any financing sought by the Company and the rights to inspect the properties of the Issuer and its subsidiaries, including its corporate and financial records.  The April 2007 Restated Investor Rights Agreement also includes provisions that prohibit the Issuer from issuing any new class of securities, having more than 60,000,000 shares of common stock outstanding at any time, or, with certain exceptions, issuing or selling securities at a price equal to or less than either 90% of the closing price of its common stock as of the closing date of such issuance or sale or the simple arithmetic average of the closing price of its common stock for the twenty trading days preceding the closing date of such issuance of sale.

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CUSIP No. 16942J105	13D	Page 9 of 11 Pages

On January 11, 2008, Whitehorse issued and sold U.S.$50,000,000 in aggregate principal amount of Exchangeable Senior Notes due 2012 (the “Notes”) to a third party investor that is not affiliated with the Issuer (the “Investor”).  The Issuer is not a party to any agreements governing the Notes and did not make any representations, warranties or covenants in connection with the Notes.  In connection with this transaction, Whitehorse and Mr. Tu pledged 8,750,000 shares of the Issuer's common stock that are directly and indirectly beneficially owned by Whitehorse and Mr. Tu, respectively, to secure the Notes.  Whitehorse may only use the Note proceeds to (i) buy the Issuer’s common stock from the Issuer in a private transaction, (ii) make a loan to the Issuer, the proceeds of which may be used by the Issuer to fund certain acquisitions or (iii) buy stock of the Issuer in the open market.  Investor has the option, under certain circumstances, to exchange all or a portion of the shares pledged by Whitehorse and Mr. Tu in lieu of receiving a cash repayment of the Notes on certain dates, the earliest of which is January 11, 2010, and at specified exchange rates.  If Whitehorse and/or Mr. Tu defaults on the Notes, Investor may foreclose on the shares of the Issuer that were pledged by Whitehorse and Mr. Tu.  The Notes were issued to a stockholder of the Issuer that is secured by such stockholder’s own holdings of the Issuer’s common stock and the Notes will neither result in any dilution of shares of common stock held by other stockholders of the Issuer, nor will interest on the Notes, which is payable by Whitehorse and/or Mr. Tu and not the Issuer, in any way currently affect the Issuer's net income.  Whitehorse entered into the transaction with Investor in order to have cash available to financially assist the Issuer in the future if necessary through the permitted use of proceeds of the Notes as discussed above.

Item 7.  Material to be Filed as Exhibits.

Exhibit 1

Securities Purchase Agreement, dated December 29, 2007, among Whitehorse, Mr. Tu, and Abax Lotus Ltd.

Exhibit 2

Pledge and Security Agreement, dated as of January 11, 2008, by and among Mr. Tu, Whitehorse, and DB Trustees (Hong Kong) Limited.

Exhibit 3

Indenture, dated as of January 11, 2008, by and among Whitehorse and DB Trustees (Hong Kong) Limited.

Exhibit 4

Joint Filing Agreement of Whitehorse, Mr. Tu, and Ms. Li.

Exhibit 5

Notes Purchase Agreement by and among the Issuer, Safetech, CSST-HK, CSST-PRC, Golden, Cheng Feng and Citadel, dated February 16, 2007 (incorporated by reference to Exhibit 4.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on February 16, 2007).

Exhibit 6

Indenture among the Issuer, Safetech, CSST-HK and The Bank of New York, dated February 16, 2007 (incorporated by reference to Exhibit 4.2 of the Issuer’s Current Report on Form 8-K filed with the SEC on February 16, 2007).

Exhibit 7

Investor Rights Agreement among the Issuer, Safetech, CSST-HK, CSST-PRC, Golden, Cheng Feng, Mr. Tu, Ms. Li, Whitehorse and Citadel, dated February 16, 2007 (incorporated by reference to Exhibit 4.3 of the Issuer’s Current Report on Form 8-K filed with the SEC on February 16, 2007).

Exhibit 8

Supplemental Indenture, dated March 29, 2007, among the Issuer, Safetech, CSST-HK and The Bank of New York (incorporated by reference to Exhibit 4.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on April 2, 2007).

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CUSIP No. 16942J105	13D	Page 11 of 11 Pages

Exhibit 9

Amendment to the Investor Rights Agreement, dated March 29, 2007, among the Issuer, Safetech, CSST-HK, CSST-PRC, Golden, Cheng Feng, Mr. Tu, Ms. Li, Whitehorse and CEF (incorporated by reference to Exhibit 4.2 of the Issuer’s Current Report on Form 8-K filed with the SEC on April 2, 2007).

Exhibit 10

Notes Purchase Agreement by and among the Issuer, Chain Star, Safetech, CSST HK, CSST PRC, Golden, Cheng Feng, Cheng Feng Equipment, Cheng Feng Public Safety, Hongtianzhi, Shixing, Tongxing and CEF, dated April 24, 2007 (incorporated by reference to Exhibit 4.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on April 25, 2007).

Exhibit 11

Indenture by and among the Issuer, Chain Star, Safetech, CSST HK and The Bank of New York, dated April 24, 2007 (incorporated by reference to Exhibit 4.2 of the Issuer’s Current Report on Form 8-K filed with the SEC on April 25, 2007).

Exhibit 12

Amended and Restated Investor Rights Agreement by and among the Issuer, Chain Star, Safetech, CSST HK, CSST PRC, Golden, Cheng Feng, Cheng Feng Equipment, Cheng Feng Public Safety, Hongtianzhi, Shixing, Tongxing, Mr. Tu, Ms. Li, Whitehorse and CEF, dated April 24, 2007 (incorporated by reference to Exhibit 4.3 of the Issuer’s Current Report on Form 8-K filed with the SEC on April 25, 2007).

Exhibit 13

Second Supplemental Indenture by and among the Issuer, Chain Star, Safetech, CSST HK and The Bank of New York, dated April 24, 2007 (incorporated by reference to Exhibit 4.4 of the Issuer’s Current Report on Form 8-K filed with the SEC on April 25, 2007).

Exhibit 14

Amended and Restated 2007 Equity Incentive Plan of the Issuer, dated as of December 19, 2007 (incorporated by reference to Appendix A of the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the SEC on December 31, 2007).

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 30, 2008

/s/ Tu Guo Shen
Name: Tu Guo Shen

/s/ Li Zhi Qun
Name: Li Zhi Qun

WHITEHORSE TECHNOLOGY LIMITED

By: /s/ Tu Guo Shen
Name: Tu Guo Shen
Title: Chief Executive Officer